FORM 51-102F3

Material Change Report

Item 1                      Name and Address of Company

Manulife Financial Corporation (“MFC” or the “Company”)

The principal office of MFC is located at:
200 Bloor Street East
Toronto, Ontario
M4W 1E5

Item 2                     Date of Material Change

September 3, 2014.

Item 3                     News Release

MFC’s news releases announcing the material change referred to in this report were issued through Canada Newswire on September 3, 2014.

Item 4                     Summary of Material Change

On September 3, 2014, MFC announced that its wholly-owned and principal operating subsidiary, The Manufacturers Life Insurance Company (“MLI”) had entered into an agreement with Standard Life Oversea Holdings Limited (the “Vendor”) and Standard Life plc (the “Parent”) under which MLI will acquire the Canadian-based operations of Standard Life plc for $4 billion in cash at closing, subject to certain closing adjustments. In connection with the acquisition, MFC also announced the issuance of approximately $2.1 billion of subscription receipts (before any exercise of the over-allotment option) by way of a $1.6 billion public bought deal and a concurrent $500 million private placement to La Caisse de dépôt et placement du Québec (the “Caisse”).

Item 5                     Full Description of Material Change

The Transaction

On September 3, 2014, MFC announced that MLI and Standard Life Oversea Holdings Limited and Standard Life plc had entered into an agreement under which MLI will acquire the Canadian-based operations of Standard Life plc for $4 billion in cash at closing, subject to certain closing adjustments (the “Purchase Price”). Pursuant to a share purchase agreement (the “Purchase Agreement”), MLI will acquire, subject to the terms and conditions of the Purchase Agreement, all of the issued and outstanding shares of Standard Life Financial Inc. and Standard Life Investments Inc. (collectively, “Standard Life Canada”) (the “Transaction”). In addition, MLI will, or will cause its affiliate, to assumption reinsure the business of the Canadian Branch of Standard Life Assurance Limited.

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The Transaction is expected to close in the first quarter of 2015. Closing is subject to the receipt of applicable regulatory approvals, including from the Minister of Finance (Canada), the Competition Bureau and certain securities regulatory authorities, and the approval of Standard Life plc’s shareholders.  See Schedule “A” of this Material Change Report for a summary of the material terms of the Purchase Agreement.

The Company believes that the Transaction is a strong strategic fit. The Transaction accelerates MFC’s growth strategy for its Canadian business, in particular wealth and asset management, and includes the acquisition of Standard Life Investments Inc., an institutional asset manager. The Company expects that the Transaction will:

•	add scale to its core business lines in Canada, including insurance, group benefits, group retirement and retail wealth;

•	build capability to serve customers in all of Canada, and elsewhere in the world, from Quebec;

•	increase the breadth of products and services that it will be able to offer Canadians and expand its distribution reach; and

•
build on an already established and successful wealth and asset management partnership, with MLI and Standard Life Investments Limited (the UK-based investment management business of Standard Life plc) entering into a collaboration agreement to distribute investment products globally.

Standard Life Canada is a provider of long term savings, investment and insurance solutions to the Canadian market with more than 1.4 million customers.  Standard Life Canada’s head office is located in Montreal, Quebec, and has a further 12 regional offices and sales offices located across Canada, with approximately 2,000 employees.

In 2013, Standard Life Financial Inc. was the fifth largest insurer in Canada. Standard Life Financial Inc.’s product offerings consist of group savings and retirement products, group insurance and individual insurance and wealth management. Standard Life Financial Inc. had approximately $52 billion of assets under management as at June 30, 2014. Standard Life Investments Inc. has provided investment management services in Canada since 1973. Standard Life Investments Inc.’s clients include both institutional and retail investors. Pooled and separated pension funds for defined benefit plans constitute Standard Life Investments Inc.’s core institutional client base, while it also manages assets for endowment funds, foundations, corporations and separately managed wrap account sponsors. In addition, Standard Life Investments Inc. manages pooled investment funds for defined contribution pension plans, retail mutual funds and individual segregated funds associated with various savings and retirement products offered by Standard Life Canada’s long-term savings business in Canada.

Transaction Financing

MFC intends to finance the Transaction through the combination of a $1.6 billion public offering of subscription receipts (the “Public Offering”), a concurrent $500 million private placement of subscription receipts and with internal resources and possible future debt and/or preferred share issuances.

Pursuant to the Public Offering, MFC has agreed to sell, on a bought deal basis, an aggregate of 74,450,000 subscription receipts at a price of $21.50 per subscription receipt for gross proceeds of approximately $1.6 billion.  The subscription receipts will be offered through a syndicate of investment dealers (the “Underwriters”).  MFC has granted to the Underwriters an over-allotment option to purchase, on the same terms, up to an additional 7,410,464 subscription receipts (representing gross proceeds of approximately $159 million at the issue price). This option is exercisable by the Underwriters, in whole or in part, at any time for a period of up to 30 days following closing of the Public Offering.

In addition to, and concurrently with, the closing of the Public Offering, the Caisse has agreed to purchase 23,786,870 subscription receipts from MFC in a private placement at the Public Offering price (less a private placement fee) for gross proceeds of approximately $500 million. The Caisse has also agreed not to transfer any subscription receipts prior to closing of the Transaction other than to affiliates or with the consent of MFC.

In aggregate the subscription receipt offerings will result in gross proceeds of approximately $2.1 billion (approximately $2.26 billion should the over-allotment option be exercised in full).

Each subscription receipt will entitle the holder to automatically receive, upon closing of the Transaction, without payment of additional consideration or further action, one common share of MFC together with an amount equal to the per share dividends MFC declares on its common shares, if any, for record dates which occur in the period from and including the closing date of the offering to but excluding the date the Transaction closes, net of any applicable withholding taxes. Purchasers of the subscription receipts will not be entitled to receive any dividend equivalent for the dividend payable on or about September 19, 2014 to common shareholders of record at the close of business on August 19, 2014.

The net proceeds from the sale of the subscription receipts will be held by an escrow agent pending the fulfillment or waiver of all other outstanding conditions precedent to closing the Transaction, including, among other things, receipt of all regulatory approvals required to finalize the Transaction. In the event such approvals and conditions are not satisfied prior to 9 months from September 3, 2014 or if the Transaction is terminated prior to such time, or MFC advises the Underwriters or discloses to the public that it does not intend to proceed with the Transaction, holders of the subscription receipts will be entitled to a full return of their purchase price together with their pro rata share of interest earned or deemed to be earned on the escrowed proceeds, net of any applicable withholding taxes, and the subscription receipts will be cancelled.

Item 6                     Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                     Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8                    Executive Officer

For further information please contact Steven Moore, Senior Vice President, Treasurer and Investor Relations at (416) 926-6495.

Item 9                    Date of Report

September 5, 2014.

Caution regarding forward-looking statements

This document contains forward-looking statements within the meaning of the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995 with respect to MFC’s offering of subscription receipts and indirect acquisition of Standard Life Canada. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. There can be no assurance that the proposed offering or the proposed acquisition will be completed. The offering is subject to customary closing conditions and stock exchange approvals and the acquisition is subject to various approvals, including the approval of shareholders of Standard Life plc, and regulatory approvals from the Canadian Minister of Finance, the Canadian Competition Bureau and certain securities regulatory authorities, and the fulfillment of certain conditions and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met. The proposed transaction could be modified, restructured or terminated. Additional information about material factors that could cause actual results to differ materially from expectations may be found in the caution regarding forward-looking statements in MFC’s press release announcing the acquisition of the Canadian-based operations of Standard Life plc, in MFC’s most recent annual and interim reports and elsewhere in MFC’s filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

SCHEDULE “A”

In this Schedule “A”, MFC and its subsidiaries, including MLI, are collectively referred to herein as Manulife. References to “us”, “we” and “our” refer to Manulife.

The following is a summary of the material terms of the Purchase Agreement dated September 3, 2014 between MLI, the Vendor and the Parent. A copy of the Purchase Agreement has been filed on MFC’s SEDAR profile at www.sedar.com. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the terms of the Purchase Agreement. The Purchase Agreement and this summary of its terms are not intended to be, and should not be relied upon as, disclosures of any facts and circumstances relating to MFC, MLI, the Vendor, the Parent, Standard Life Canada or any of their respective subsidiaries.

Purchased Shares

At the closing of the Transaction, MLI will purchase from the Vendor and the Parent all of the issued and outstanding shares in the capital of Standard Life Financial Inc. and Standard Life Investments Inc.

Consideration

The aggregate cash consideration payable by MLI to the Vendor upon closing is expected to be $4.0 billion, subject to certain closing adjustments.

Conditions

MLI will not be obligated to complete the Transaction unless, at or before the closing of the Transaction, each of the following conditions has been satisfied or, if applicable, waived:

1.
certain fundamental representations of the Vendor in the Purchase Agreement shall be true and correct at the closing of the Transaction except where the failure to be so true and correct would not give rise to changes, events or effects that are materially adverse to the business, operations, results of operations or the financial condition of the target business; we refer to such changes, events or effects as a Material Adverse Effect;

2.
the Vendor shall have performed and complied with the terms and conditions in the Purchase Agreement on its part to be performed or complied with at or before the closing of the Transaction except where failure to do so would not give rise to a Material Adverse Effect;

3.
no governmental authority of competent jurisdiction shall have enacted, issued, promulgated or revised any law that would have a material adverse effect on the ability of the parties to consummate the Transaction;

4.
required regulatory approvals shall have been obtained, being requisite approvals under the Competition Act (Canada), which we refer to as the Competition Act, and the Insurance Companies Act (Canada), which we refer to as the ICA, and the approvals of the Ontario and Quebec securities authorities; and

5.
there shall be no order of a governmental authority enjoining, materially restricting or prohibiting the consummation of the Transaction nor any legal proceeding pending by any person that would reasonably be expected to enjoin, materially restrict or prohibit consummation of the Transaction.

The Vendor will not be obligated to complete the Transaction unless, at or before the closing of the Transaction, each of the following conditions has been satisfied or, if applicable, waived:

1.
certain fundamental representations of MLI in the Purchase Agreement shall be true and correct at the closing of the Transaction except where the failure to be so true and correct would not give rise to a material adverse effect on MLI’s ability to consummate the Transaction; we refer to such material adverse effect as a Purchaser Material Adverse Effect;

2.
MLI shall have performed and complied with the terms and conditions in the Purchase Agreement on its part to be performed or complied with at or before the closing of the Transaction except where failure to do so would not give rise to a Purchaser Material Adverse Effect;

3.
no governmental authority of competent jurisdiction shall have enacted, issued, promulgated or revised any law that would have a material adverse effect on the ability of the parties to consummate the Transaction;

4.	required regulatory approvals shall have been obtained, being requisite approvals under the Competition Act and the ICA and the approvals of the Ontario and Quebec securities authorities;

5.
there shall be no order of a governmental authority enjoining, materially restricting or prohibiting the consummation of the Transaction nor any legal proceeding pending by any person that would reasonably be expected to enjoin, materially restrict or prohibit consummation of the Transaction;

6.
the support principle letter delivered by the Parent to the Office of the Superintendent of Financial Institutions of Canada, which we refer to as OSFI, in respect of the Canadian operations of the Parent shall have been returned to the Parent by the Superintendent of Financial Institutions, which we refer to as the Superintendent, or OSFI shall have confirmed in writing that such letter has been terminated; and

7.
the approval by way of ordinary resolution at a general meeting of the Parent’s shareholders of the Transaction as a class 1 transaction pursuant to the listing rules forming part of the United Kingdom Financial Conduct Authority Handbook shall have been obtained.

Representations, Warranties and Purchaser Protections

The Vendor has given certain representations and warranties to MLI in relation to the subject matter of the Transaction, including with respect to Standard Life Canada and its subsidiaries. These include warranties as to: ownership; qualifications to do business; financial statements; compliance with law; compliance with privacy laws; regulatory approvals; legal proceedings;

leases and properties; material contracts; contracts of insurance; actuarial reports; reserves; capital requirements; reinsurance and coinsurances treaties and agreements; insurance distributors; Standard Life Financial Inc.’s mutual funds; Standard Life Investment Inc.’s pooled funds; mutual fund distributors; joint venture agreements; corporate books and records; intellectual property; environmental matters; transactions with affiliates; insurance; employment matters; employee benefit plans; tax matters; there having been no Material Adverse Effect; there having been an absence of certain changes or events; the registration of certain employees as dealing representatives; the registration of certain subsidiaries as dealer, exempt market dealer, adviser or as an investment fund manager, as applicable; investment management; capital contributions; Vendor guarantees; there having been no market misconduct; and Standard Life Financial Inc.’s private mutual funds.

The Vendor has also given customary representations and warranties including in relation to its existence and the existence of Standard Life plc, absence of conflicts, solvency, authority to enter into the Purchase Agreement and the enforceability of their respective obligations.

MLI has given customary representations and warranties including in relation to its existence, absence of conflicts, solvency, authority to enter into the Purchase Agreement and the enforceability of its obligations as well as representations and warranties in relation to regulatory approvals; its ability to fund the Transaction and to pay all the consideration payable; its intention with respect to Standard Life Financial Inc.’s mutual funds; and its status under the ICA.

As is customary, claims by MLI against the Vendor under the representations and warranties must be brought within certain agreed periods and the Vendor's liability under the warranties is subject to thresholds and limitations.

The Parent has agreed to guarantee the payment of all of the indemnification obligations of the Vendor under the Purchase Agreement and any other Transaction documents to which the Vendor is a party.

Covenants of the Parties

The parties have provided customary covenants with respect to the Transaction, including with respect to access to the target business for integration planning; confidentiality; intellectual property and certain transitional matters. In addition, the Parent and the Vendor have agreed to certain exclusive arrangements with respect to completion of the Transaction during the interim period, such that none of the Parent, the Vendor or any of their affiliates or representatives will negotiate with any other person with respect to a possible transaction regarding the Standard Life Canada business, subject to certain duties under applicable law of the board of directors of the Parent.

The Vendor has also agreed to certain actions during the period prior to the closing of the Transaction with respect to the target business including that it will operate, or cause to be operated, the target business in the ordinary course of its business, consistent, in all material respects, with the past practices of the target business. In addition, the Vendor has agreed to certain negative covenants regarding changes to the target business without the consent of MLI.

The Purchase Agreement also contains covenants of MLI to use commercially reasonable endeavours to obtain all required regulatory approvals, including, if necessary in connection with Competition Act approval, MLI proposing, negotiating, agreeing to and effecting by a consent agreement any disposals, conditions, obligations, terms, undertakings or hold separate arrangements that may be required as a basis for the Commissioner of Competition not to challenge the Transaction. The Purchase Agreement contains provisions for an adjustment of up to a maximum of 10% of the purchase price if MLI is required to take certain of such actions in connection with Competition Act approval.

Termination

The parties may terminate the Purchase Agreement by mutual written agreement. Either MLI or the Vendor may terminate the Purchase Agreement by notice in writing before completion of the Transaction if certain conditions set out in the Purchase Agreement have not been satisfied or, where applicable, waived, on or before the Deadline; the required regulatory approvals have not been obtained on or before the Deadline or such later date as the Vendor and MLI may have agreed upon in writing; or Parent shareholder approval has not been obtained on or before the Deadline or such later date as the Vendor and MLI may have agreed upon in writing.

MLI may terminate the Purchase Agreement by written notice to the Vendor if the board of directors of the Parent fails to recommend or withdraws, amends, modifies or qualifies any recommendation of the Transaction in a manner adverse to MLI; if the board of directors of the Parent or a committee thereof shall have approved and recommended any alternative offer, proposal or inquiry, relating to any possible sale by the Vendor of the target business; or if the Parent breaches its covenants with respect to the calling and holding of the meeting of Parent shareholders where such breach results in the general meeting not being held prior to the outside date for the Transaction; or where Parent shareholder approval is not obtained prior to the outside date for the Transaction.

The Vendor may terminate the Purchase Agreement by written notice to MLI if it or the Parent wishes to enter into or enters into a binding written agreement with respect to an unsolicited offer, proposal or inquiry, relating to any possible sale by the Vendor of the target business made by a third party to the board of directors of the Parent, provided that the Parent and the Vendor have complied with the non-solicitation provisions of the Purchase Agreement.

Under certain circumstances, if the Purchase Agreement is terminated, a termination fee equal to 2.5% of the purchase price is payable by the Parent to MLI. Such circumstances include:

1.
if MLI terminates the Purchase Agreement due to the board of directors of the Parent failing to recommend or withdrawing a recommendation of the Transaction prior to the shareholder meeting of the Parent;

2.
if the Vendor terminates the Purchase Agreement: due to a failure to obtain approval of the shareholders of the Parent, and either (i) where such failure to obtain shareholder approval is due to the board of directors of the Parent failing to recommend or withdrawing a recommendation of the Transaction; or (ii) where, prior to the shareholder meeting where approval was not obtained, an alternative proposal had been made or announced, and within twelve months of the termination of the Purchase Agreement, a definitive agreement with respect to any alternative proposal shall have been entered into or a transaction consummated;

3.	if the Vendor terminates the Purchase Agreement due to the Parent and/or the Vendor entering into a binding written agreement with respect to a superior proposal; and

4.
if either party terminates the Purchase Agreement due to a failure to obtain approval of the shareholders of the Parent if such failure to obtain the approval of the shareholders is due to the board of directors of the Parent failing to recommend or withdrawing a recommendation of the Transaction.

If the approval of the shareholders of the Parent is not obtained (other than in circumstances where another condition is not satisfied), and the termination does not result in a termination fee otherwise being payable, the Parent will pay to MLI an amount equal to the expenses incurred by MLI and its affiliates, up to a maximum amount of 2% of the purchase price.

Non-Competition

The non-competition provisions of the Purchase Agreement restrict the Parent and its affiliates from competing with the business of Standard Life Canada for a period of five years. However, such provisions do recognize certain exceptions relating principally to the fact that the Parent will continue to operate a global asset management business, except that the Parent will generally be prohibited from soliciting existing clients for a period of two years or marketing similar or existing products for five years. The Purchase Agreement contains a restriction on the Parent from soliciting or employing employees of the business for a period of two years, except in certain circumstances.

Ancillary Documents

The Vendor and the Purchaser (or certain of their affiliates) have entered into or agreed to enter into certain agreements in connection with the Transaction in addition to the Purchase Agreement, including:

1.	a business transfer agreement, pursuant to which MLI will agree to, or agree to cause its affiliate to, assumption reinsure the business of the Canadian branch of Standard Life Assurance Limited; and

2.
a collaboration agreement between MLI and Standard Life Investments Limited (the UK-based investment management business of the Parent) to collaborate with respect to the distribution of investment products globally that enhance each other’s product offerings in geographies where the investment manufacturing party does not have distribution capability.